Exhibit 28.1

                                                   FOR IMMEDIATE RELEASE
                                                   APRIL 17, 2001
                                                   FOR ADDITIONAL INFORMATION
                                                   CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 356-3311


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES FIRST QUARTER EARNINGS


HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced net income of $392,000 for the first quarter ended March 31, 2001 or a 24.3% decrease compared to $519,000 for the first quarter ended March 31, 2000. This represents a diluted net income per share of $0.24 for the three-month period ending March 31, 2001 compared to $0.32 for the same period 2000. The current three months earnings represents an annualized return on average equity (ROE) of 5.87% compared to 8.03% for the three months ended March 2000.

Results for the quarter ended March 31, 2001 showed net interest income of $1.65 million compared to $1.93 million for the corresponding quarter ended March 31, 2000 or a 14.5% decrease. The net interest margin was 2.85% at March 31, 2001 compared to 3.14% for the same period 2000.

This decrease is primarily a result of interest bearing liabilities that repriced faster than the interest earning assets during 2000 combined with a smaller amount of earning assets in the first quarter 2001 compared to the first quarter 2000. Provisions for loan losses of $150,000 for the first quarter 2001 decreased by $46,000 over the $191,000 for the first quarter 2000. The provisions recognize the increased risk associated with the commercial and consumer portfolios in a slower economy. The bank will continue to monitor the loan portfolio and provide for the allowances as necessary. The non-performing loan ratio has increased since year-end primarily due to additional non-performing mortgage loans secured by first mortgages on residential rental properties. Lower total assets also negatively impacted the ratio.

Non-interest income of $286,000 for the first quarter 2001 compares to $229,000 for the same period 2000 or a 24.9% increase. Non-interest expenses increased $62,000 to $1.23 million for the first quarter 2001 compared to $1.17 million for the first quarter 2000 or a 5.4% increase.

                                     -MORE-

Total Assets at March 31, 2001 of $237.5 million compared to $256.7 million at March 31, 2000 reflects a 7.5% decrease. The return on average assets (ROA) of 0.65% for the current quarter ended compares to first quarter 2000 of 0.81%. Shareholder equity at March 31, 2001 was $26.9 million compared to Shareholder equity at March 31, 2000 of $25.9 million.

The book value of NEIB's stock was $15.95 per share as of March 31, 2001. The last reported trade of the stock at the close of business on April 13, 2001 was $10.750 per share and the number of outstanding shares was 1,683,536. There are still approximately 67,000 shares of the Company's current repurchase program that may be repurchased over the next three months.

First Federal Savings Bank serves primarily Huntington County, Indiana through its three full service offices located in Huntington, Indiana.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -MORE-

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

------------------------------------------------------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                 ASSETS                                              March 31, 2001       December 31, 2000

Interest-earning cash and cash equivalents                                          $     3,498,922        $     3,208,993
Noninterest earning cash and cash equivalents                                             2,423,469              3,367,273
                                                                                    ----------------       ----------------
   Total cash and cash equivalents                                                        5,922,391              6,576,266
Interest earning deposits in financial institutions                                               -                      -
Securities available for sale                                                            28,003,384             31,226,026
Securities held to maturity fair value: March 31, 2001 - $345,000;
  December 31, 2000 - $383,000                                                              345,000                383,000
Loans receivable, net of allowance for loan loss March 31, 2001 - $2,180,569
 and December 31, 2000 - $2,001,172                                                     194,988,721            200,151,133
Accrued interest receivable                                                                 775,883                895,612
Premises and equipment                                                                    2,229,861              2,244,179
Investments in limited liability partnerships                                             1,664,425              1,703,839
Other assets                                                                              3,617,644              3,914,247
                                                                                    ----------------       ----------------
    Total Assets                                                                    $   237,547,309        $   247,094,302
                                                                                    ================       ================

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                149,845,538            146,806,118
Borrowed Funds                                                                           59,657,172             72,538,670
Accrued interest payable and other liabilities                                            1,190,285              1,175,757
                                                                                    ----------------       ----------------
    Total Liabilities                                                               $   210,692,995        $   220,520,545
                                                                                    ----------------       ----------------

Retained earnings - substantially restricted                                             26,854,314             26,573,757
                                                                                    ----------------       ----------------
    Total Liabilities and Shareholder's Equity                                      $   237,547,309        $   247,094,302
                                                                                    ================       ================

--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                Three Months Ended
                                                                                                     March 31,
                                                                                            2001                  2000
                                                                                            ----                  ----
Total interest income                                                               $     4,535,662        $     4,840,919
Total interest expense                                                                    2,887,517              2,912,550
                                                                                    ----------------       ----------------
   Net interest income                                                              $     1,648,145        $     1,928,369
------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                                                   150,000                191,250
  Net interest income after provision for
     Loan losses                                                                          1,498,145              1,737,119
                                                                                    ----------------       ----------------
 Net Realized gain (loss)on sale of securities                                                    -                 (1,563)
Net Realized gain (loss) on sale of loans                                           $        31,259        $             -
Other                                                                                       255,026                231,059
------------------------------------------------------------------------------------------------------------------------------
Total noninterest income                                                                    286,285                229,496
                                                                                    ----------------       ----------------
   Total noninterest expenses                                                             1,231,354              1,169,213
------------------------------------------------------------------------------------------------------------------------------
  Income before income tax expenses                                                 $       553,076        $       797,402
------------------------------------------------------------------------------------------------------------------------------
Income tax expenses                                                                         160,375                278,428
                                                                                    ----------------       ----------------
     Net Income                                                                     $       392,701        $       518,974
==============================================================================================================================

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

------------------------------------------------------------------------------------------------------------------------------
                             SELECTED FINANCIAL DATA


                                                                                  Three Months Ended
                                                                                       March 31,
                                                                               2001                2000
                                                                               ----                ----
Basic Earnings per share                                                   $        0.25        $       0.32
Dilutive Earnings per share                                                $        0.24        $       0.32
Net interest margin                                                                 2.85%               3.14%
Return on average assets                                                            0.65%               0.81%
Return on average equity                                                            5.87%               8.03%
Average shares outstanding-primary                                             1,592,959           1,606,319
Average shares outstanding-diluted                                             1,609,686           1,636,587

                                                                                      At March 31st

Total non-performing assets as a % of total assets                                  3.45%               0.78%
Stockholders' equity as a % of total assets                                        11.30%              10.11%
Book value per share                                                       $       15.95        $      14.89
Common shares outstanding- E-O-P                                               1,683,536           1,743,036